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                             October 3, 2023

       Bannor Michael MacGregor
       Chief Executive Officer
       American Picture House Corp
       555 Madison Avenue 5FL
       New York, NY 10022

                                                        Re: American Picture
House Corp
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 22,
2023
                                                            File No. 000-56586

       Dear Bannor Michael MacGregor:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Risk Factors
       Risks Related to the Company's Common Shares, page 13

   1.                                                   We reissue comment 5.
Revise to include a risk factor discussing the different authorized classes of stock,
including the nature of the disparate voting rights, number of votes per share to which each
class is entitled and the potential dilution to common stock holders upon conversion of the
Series A preferred stock.
 Bannor Michael MacGregor
FirstName  LastNameBannor
American Picture House CorpMichael MacGregor
Comapany
October    NameAmerican Picture House Corp
        3, 2023
October
Page 2 3, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022 General and Administrative Expenses, page 19

2. Please revise your discussion in MD&A to explain the circumstances that resulted in your determination that the collection of $193,932 from a customer is uncertain or improbable, consistent with your response to comment 7.
Board of Directors, page 31

3. We note your revised disclosure in response to comment 9 and reissue our comment.
         Revise to specifically identify each director that is independent under the independence standards applicable to you. Refer to Item 407(a)(1) of Regulation S-K. In this regard, we note that you have only identified the independent directors on each committee, but you have not clearly identified all independent directors on the board as a whole.
Executive Compensation, page 32

4. We note your revised disclosure in response to comment 10 and reissue our comment.
         Revise to include the disclosure required by Item 402(m)-(r) of Regulation S-K for the fiscal year ended December 31, 2022. In this regard, it appears you have only described the compensation payable in fiscal year 2023. Also ensure that your disclosure includes the tables and narrative disclosure required by Regulation S-K. To the extent no compensation was paid to directors or officers in 2022, so state. Statement of Operations for the Six Months Ended June 30, 2023, page 44

5. We note that you restated your statements of operations in response to comment 15.
         Please identify the financial statements as    restated    and provide
the disclosures required
         under ASC 250-10-50 with respect to the correction of an error, as applicable.
Report of Independent Registered Public Accounting Firm, page 55

6. We reissue comment 14 in part, since you continue to provide two audit reports on pages
         42 and 55 of your filing. Please remove one of these audit reports and ensure that the audit report provided is properly dated. Also, in light of your restatement in response to comment 15, please obtain an audit report that includes an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a error and makes reference to the disclosure of the correction of the error in the notes to the financial statements. Refer to paragraphs 9-10 and 16-17 of AS 2820. Bannor Michael MacGregor
FirstName  LastNameBannor
American Picture House CorpMichael MacGregor
Comapany
October    NameAmerican Picture House Corp
        3, 2023
October
Page 3 3, 2023 Page 3
FirstName LastName
Notes to the Financial Statements for the Years Ending December 31, 2022 and
2021
Note 2 - Summary of Significant Accounting Policies, page 60

7. We note your response to comment 17 but are unable to locate the disclosures referenced in your response. Please tell us where you provided your accounting policy for stock-
         based compensation as previously requested in comment 17.
Produced and Licensed Content Costs, page 61

8. Please revise the disclosure you provided in response to comment 19 to identify the caption in the income statement where the amortization of production costs is recorded.
Assigned Rights to the Feature Film, Buffaloed, page 64

9. Please revise the disclosures you provided in response to comment 18 to quantify the fair value of the assets acquired and the consideration incurred under the arrangement. To the extent the consideration is contingent, also disclose if and how such consideration is remeasured.
Revenues and Costs from Services and Products, page 64

10. The disclosure you provided in response to comment 22 appears to only describe your revenue recognition policy for consulting services. Please revise this disclosure to also describe how you account for revenues from licensing and distribution of film and other entertainment rights.
11.      We reissue comment 23 as you did not appear to address it. Where you
state that    a
         majority of the consulting services were performed by management and members of the
         Board of Directors with no separate compensation due or payable to these individuals, describe if and how you measure and allocate their labor to the cost of revenues.
Note 6 - Equity, page 68

12. Please revise your disclosure to quantify the liquidation preference as previously requested under comment 25.
 Bannor Michael MacGregor
FirstName  LastNameBannor
American Picture House CorpMichael MacGregor
Comapany
October    NameAmerican Picture House Corp
        3, 2023
October
Page 4 3, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Keira Nakada at 202-551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or
Jennifer Lopez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Gary L. Blum, Esq.